EXHIBIT 99.1

Hydrogenics to Present at the Craig-Hallum Alpha Select Conference on September 26, 2013

MISSISSAUGA, Ontario, Sept. 12, 2013 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in Craig-Hallum's 4th Annual Alpha Select Conference on September 26, 2013 in New York City. Management will review the company's financial performance and growth strategy at 10:20 a.m. Eastern Time.

This event will include a live audio webcast of the Company's presentation, accessible via the Hydrogenics website. To listen and view related materials, please visit www.hydrogenics.com. A replay will be available for 90 days.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

CONTACT: Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com

         Bob Motz
         Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com